

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Mr. Benjamin W. Hulburt
President and Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Road, Suite 110
State College, Pennsylvania 16803

> **Re: Eclipse Resources Corporation**
> **Registration Statement on Form S-1**
> **Filed May 5, 2014**
> **File No. 333-195679**

Dear Mr. Hulburt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

Midstream Agreements, page 5

1. Please provide us with an explanation for the apparent reduction in the annual firm gathering and cryogenic processing volumes in comparison to your previous presentation of these figures. Also provide us with an annual schedule comparing the firm capacity to gather and process your natural gas to the corresponding annual forecast of your total proved natural gas production for the period 2014 through 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Overview of the Three Months Ended March 31, 2014 Results, page 66

2.   You disclose an increase in total net proved reserves of 34.6 Bcfe since December 31, 2013, adjusted for production. Please explain to us and provide any details necessary to understand the reasons for the approximate 44% increase in your total net proved reserves over a span of only three months.

Business, page 85

Oil and Natural Gas Data, page 99

Proved Reserves Additions and Revisions, page 102

3.   Please expand your disclosure to provide an explanation relating to the causes for the significant downward revision in the previous estimates of total proved reserves for the three month period ending March 31, 2104.

Proved Undeveloped Reserves (PUDs), page 102

4.   The explanation provided in footnote 1 on page 103, relating to the tabular disclosure of the revisions of previous estimates of total proved reserves for the periods ending December 31, 2013 and March 31, 2014, appears to be an aggregation of the changes attributable to three separate causes. Please provide us with the net change in reserve quantities, on a disaggregated basis, attributable to price, cost and technical revisions.

5.   Please provide us with an explanation for the apparent shift in the annual dollar amounts relating to the development of your PUDs as of March 31, 2014 in comparison to your previous presentation of these figures. Also tell us if the revised schedule and dollar amounts have been subjected to and received the appropriate corporate approvals.

Productive Wells, page 104

6.   Please expand the disclosure of your productive wells to provide the information in Item 1208(a) of Regulation S-K as of March 31, 2014.

Drilling Results, page 105

7.   Please expand the disclosure of your drilling results to provide the information in Item 1205 of Regulation S-K as of March 31, 2014.

8.   Please expand the disclosure of your present activities, such as the number of wells in the process of being drilled, completed or shut in awaiting infrastructure, to provide this information as of March 31, 2014. Please refer to the disclosure requirements in Item 1206 of Regulation S-K.

Executive Compensation, page 124

Long-Term Incentive Compensation, page 125

9.   We note your response to prior comment 7, including the statement that no payments will be made out of the Company's or its subsidiaries' assets with respect to the incentive units, and the Company's public investors will not be diluted as a result of any such distributions. However, we note that Item 402 of Regulation S-K requires disclosure of all compensation awarded to, earned by or paid to the named executive officers by any person for all services rendered in all capacities to the company and its subsidiaries, unless otherwise specifically excluded from disclosure in Item 402. Refer to Item 402(m) of Regulation S-K. Please revise your filing to disclose the specified hurdle rates and return on investment factors that govern distributions for the units, or tell us why you do not otherwise believe that such information is material. Refer to Item 402(o) of Regulation S-K. For example, please discuss materiality with respect to management incentives created by such units.

Financial Statements

Eclipse Resources I, L.P.

Consolidated Statements of Operations, page F-15

10. Please tell us why the gain on reduction of pension liability of $2.2 million related to your decision to freeze benefit accruals as of March 31, 2014 is presented after the operating expense subtotal in your statement of operations. Your response should explain why this amount is not included within total operating expenses, since it does not appear to qualify for classification as extraordinary income.

Notes to the Consolidated Financial Statements

Note 13-Supplemental Oil and Natural Gas Information (Unaudited), page F-63

(c) Reserve Quantity Information, page F-64

11.   We note your explanation that the revisions in the previous estimates of total proved reserves for the period ending December 31, 2013 are attributable to the conversion of proved undeveloped locations to proved developed producing locations. Please clarify for us why the conversion of proved undeveloped reserves to proved developed reserves

would result in the addition of 1,978.4 MMcfe or an approximate 31% increase in your total proved reserves since December 31, 2012. To the extent that the change is not limited to revisions in the previous estimates of reserves for PUD locations but is also attributable to other causes such as adding new proved undeveloped locations or converting non-proved locations to proved developed producing during the year, revise the explanation of the change related to revisions in the previous estimates of reserves for the period ending December 31, 2013.

Eclipse Resources-Ohio, LLC

Notes to the Financial Statements

Note 8-Supplemental Oil and Natural Gas Information (Unaudited), page F-84

(c) Reserve Quantity Information, page F-85

12.   Please refer to the requirements in FASB ASC paragraph 932-235-50-4 and expand your disclosure to include proved undeveloped as well as proved developed reserves for each of the periods presented. For additional guidance, please refer to the presentation format in the example provided in FASB ASC paragraph 932-235-55-2 and revise your disclosure accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director